                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 17)*


                     CROWN CENTRAL PETROLEUM CORPORATION
                     -----------------------------------
                               (Name of Issuer)


                 CLASS A COMMON STOCK, PAR VALUE $5 PER SHARE
                 --------------------------------------------
                        (Title of Class of Securities)


                                 00228219101
                              ------------------
                                (CUSIP Number)


                            JAMES F. SANDERS, ESQ.
                        8182 MARYLAND AVE., SUITE 307
                          ST. LOUIS, MISSOURI 63105
                                (314) 889-0218
       ---------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)


                              December 17, 2000
         -----------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act.

[FN]
    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      This Amendment No. 17 to Schedule 13D amends (i) Items 4 and 7 of Amendment No. 16 to Schedule 13D filed jointly on July 28, 2000 ("Amendment No. 16"), and (ii) Item 6 of Amendment No. 8 to Schedule 13D filed jointly on May 25, 1999 ("Amendment No. 8"), by the parties named herein. Except as specifically amended hereby, all other provisions of Amendment No. 16 and prior Amendments (as applicable) remain in full force and effect. The referenced Items are, respectively, amended as follows:

ITEM 4.        PURPOSE OF TRANSACTION.
------

      Item 4 of Amendment No. 16 is amended to add at the end thereof the following paragraphs:

      On December 18, 2000, Apex announced it has withdrawn its $10.50 per share cash proposal to acquire the common shares of the Company. At the same time, Rosemore, Inc. ("Rosemore") announced its agreement to acquire the Company in a $10.50 per share cash merger in which the Company will become an indirect, wholly-owned subsidiary of Rosemore. Apex and parties related to Apex have agreed to support the new Rosemore merger proposal pursuant to a Stock Purchase Agreement with Rosemore dated December 17, 2000 ("Stock Purchase Agreement"), under which Rosemore agrees to acquire all Company shares owned by Apex and its related parties at a cash price of $10.50 per share even if the Rosemore/Crown merger is not approved by shareholders. Rosemore previously had pursued a merger with the Company that failed to receive approval of the Company's shareholders at a special meeting held on August 24, 2000.

      Immediately following the Company's August 24, 2000, special shareholders meeting, Apex was invited by the Company's Special Committee of Independent Directors to pursue a potential acquisition of the Company. Apex previously had proposed several transactions with the Company at $10.50 per share and conducted a proxy solicitation against the prior Rosemore merger proposal. Following the invitation from the Special Committee, Apex and its lenders undertook a due diligence review of the Company and its operations, including meeting with the Company's managers, inspecting Company facilities, and reviewing financial, tax, legal and environmental matters. On October 10, 2000, Apex made a written $10.50 per share tender offer proposal to the Special Committee. Apex proposed to carry out its tender offer to all Crown shareholders in a fully-financed, all cash transaction for which Apex obtained $350 million of committed financing from BNP Paribas. Because Rosemore is the Company's controlling shareholder, Apex conditioned its proposal on Rosemore's agreement to tender its Company shares at the $10.50 cash price. Subsequent discussions between the parties led to Rosemore's agreement to purchase the Company shares owned by Apex and its related parties. As part of the Stock Purchase Agreement, Rosemore has agreed to reimburse Apex and its related parties $1.75 million for certain expenses incurred by them in pursuing the potential acquisition of the Company. The parties expect the new merger transaction to be completed by March 30, 2001.

ITEM 6.        CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
------         RESPECT TO SECURITIES OF THE ISSUER

Item 6 of Amendment No. 8 is amended to read in its entirety as follows:

      On December 17, 2000, the undersigned filing parties, P.A. Novelly, the Novelly Exempt Trust U/I dtd. 8/12/92, the Capital Trust dtd. 2/4/94 and Golnoy Barge Company, Inc. (collectively, "Sellers"), entered into a Stock Purchase Agreement ("Stock Purchase Agreement") with Rosemore, Inc. ("Rosemore"). Also on December 17, 2000, the Company, Rosemore and Rosemore Acquisition Corporation, a subsidiary of Rosemore ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Rosemore agreed to acquire, through Merger Sub, all of the issued and outstanding shares of Class A and Class B common stock of the Company not owned by Rosemore and its affiliates at a price of $10.50 per share in cash. Under the Merger Agreement, Merger Sub will merge with and into the Company, with the Company being the surviving corporation and an indirect wholly-owned subsidiary of Rosemore (the "Merger"). Pursuant to the Stock Purchase Agreement, (i) the Sellers agreed to vote their shares of Company common stock in favor of the Merger and the Merger Agreement, (ii) the Sellers agreed to sell and Rosemore agreed to buy the Company common stock held by the Sellers for $10.50 per share in cash in the event the Merger Agreement is terminated, (iii) the Sellers agreed that they will not, for a period of five years, acquire any Company common stock or assets or make any proxy solicitation or otherwise seek to influence or control the management or policies of the Company, and (iv) Rosemore agreed to reimburse the Sellers in an amount equal to $1.75 million for certain expenses incurred by the Sellers or parties related to the Sellers in connection with their efforts to acquire the Company.

      In connection with the Stock Purchase Agreement, Rosemore, the Sellers and Union Planters Bank, as escrow agent, will enter into an escrow agreement ("Escrow Agreement") whereby the Sellers shall deposit their Company common stock and Rosemore shall deposit the purchase price for such stock under the Stock Purchase Agreement, with Union Planters Bank, pending release in accordance with the Escrow Agreement following the Merger closing or, if the Merger closing does not occur, the closing under the Stock Purchase Agreement.

Copies of the Stock Purchase Agreement and the Escrow Agreement are attached hereto as Exhibits XIV and XV and are incorporated herein by reference.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.
------

The following are filed herewith as exhibits:

Exhibit XIII:  Joint Filing Agreement pursuant to Rule 13-d-1(k).
Exhibit XIV: Stock Purchase Agreement dated December 17, 2000, among Sellers and Rosemore.
Exhibit XV: Escrow Agreement dated as of December 17, 2000, among Sellers, Rosemore and Union Planters Bank.

SIGNATURES
    After reasonable inquiry and to the best knowledge and belief of each of the undersigned, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 18, 2000

      /s/ Paul A. Novelly
-------------------------------------------------
      Paul A. Novelly


Golnoy Barge Company, Inc.

By:   /s/ P.A. Novelly, II
    ---------------------------------------------
      P.A. Novelly, II, Vice President


Novelly Exempt Trust dated August 12, 1992

By:   /s/ P.A. Novelly, II
    ---------------------------------------------
      P.A. Novelly, II, Trustee

By:   /s/ John K. Pruellage
    ---------------------------------------------
      John K. Pruellage, Trustee


The Capital Trust dated February 4, 1994

By:   /s/ Douglas D. Hommert
    ---------------------------------------------
      Douglas D. Hommert, Trustee

By:   /s/ William Lauber
    ---------------------------------------------
      William Lauber, Trustee


      /s/ P.A. Novelly, II
-------------------------------------------------
      P.A. Novelly, II

      /s/ John K. Pruellage
-------------------------------------------------
      John K. Pruellage

      /s/ Douglas D. Hommert
-------------------------------------------------
      Douglas D. Hommert

      /s/ William Lauber
-------------------------------------------------
      William Lauber

                  EXHIBIT XIII TO AMENDMENT TO SCHEDULE 13-D

                            JOINT FILING AGREEMENT
                            ----------------------
                        Dated as of December 18, 2000

    The undersigned each hereby agree that the Amendment No. 17 to Schedule 13D filed herewith, relating to the Class A Common Stock of Crown Central Petroleum Corporation, is filed on behalf of each of the undersigned.

Dated:  December 18, 2000

      /s/  Paul A. Novelly
-------------------------------------------------
      Paul A. Novelly


Golnoy Barge Company, Inc.

By:   /s/ P.A. Novelly, II
    ---------------------------------------------
      P.A. Novelly, II, Vice President

Novelly Exempt Trust dated August 12, 1992

By:   /s/  P.A. Novelly, II
    ---------------------------------------------
      P.A. Novelly, II, Trustee

By:   /s/  John K. Pruellage
    ---------------------------------------------
      John K. Pruellage, Trustee


The Capital Trust dated February 4, 1994

By:   /s/  Douglas D. Hommert
    ---------------------------------------------
      Douglas D. Hommert, Trustee

By:   /s/  William Lauber
    ---------------------------------------------
      William Lauber, Trustee

      /s/  P.A. Novelly, II
-------------------------------------------------
      P.A. Novelly, II

      /s/  John K. Pruellage
-------------------------------------------------
      John K. Pruellage

      /s/  Douglas D. Hommert
-------------------------------------------------
      Douglas D. Hommert

      /s/  William Lauber
-------------------------------------------------
      William Lauber

                  EXHIBIT XIV TO AMENDMENT TO SCHEDULE 13-D


                                                          EXECUTION COPY

    STOCK PURCHASE AGREEMENT, dated as of December 17, 2000, among P.A. Novelly, II and John K. Pruellage, as Trustees for The Novelly Exempt Trust U/I dated August 12, 1992 (the "Novelly Trust"), Douglas D. Hommert and
                                -------------
William Lauber, as Trustees for The Capital Trust U/I dated February 4, 1994 (the "Capital Trust"), Paul A. Novelly, as Trustee of the Paul A. Novelly
      -------------
Living Trust U/I dated July 28, 1982, as amended (the "Living Trust"), Golnoy
                                                       ------------
Barge Company, Inc. (each of the foregoing, a "Seller", and collectively,
                                               ------
the "Sellers"), and Rosemore, Inc., a Maryland corporation (the "Purchaser").
     -------                                                     ---------

                             W I T N E S S E T H :
                             - - - - - - - - - - -

    WHEREAS, the Sellers collectively own 708,375 shares of Class A common stock, $5.00 par value per share (the "Class A Common Shares") of Crown
                                       ---------------------
Central Petroleum Corporation, a Maryland corporation (the "Company"), and
                                                            -------
182,800 shares of Class B common stock of the Company, par value $5.00 per share (the "Class B Common Shares" and, with the Class A Common Shares, the
            ---------------------
"Shares");
 ------

    WHEREAS, on the date hereof, the Purchaser, the Company and Rosemore Acquisition Corporation, a Maryland corporation and an indirect wholly owned subsidiary of the Purchaser ("Merger Sub"), have entered into an Agreement
                              ----------
and Plan of Merger (as amended from time to time, the "Merger Agreement"),
                                                       ----------------
pursuant to which, subject to the terms and conditions set forth therein, Merger Sub shall be merged with and into the Company (the "Merger") following
                                                           ------
the closing under the Merger Agreement (the "Merger Closing");
                                             --------------

    WHEREAS, each of the Sellers approves the Merger and the Merger Agreement, pursuant to which the Shares shall be exchanged for the Merger Consideration (as defined in the Merger Agreement) and wish to have their respective Shares voted in favor of the Merger;

    WHEREAS, if the Merger is not consummated as provided in the Merger Agreement, the Sellers wish to sell to the Purchaser, and the Purchaser wishes to purchase from the Sellers, the Shares, upon the terms set forth herein; and

    WHEREAS, in furtherance of the transactions contemplated by this Agreement, within three business days of the date hereof, the Sellers and Union Planters Bank as escrow agent (the "Escrow Agent"), shall enter into an
                                          ------------
escrow agreement (the "Escrow Agreement") in the form attached hereto as
                       ----------------
Exhibit A, with such changes as the Escrow Agent may reasonably request, pursuant to which the Shares and the aggregate Per Share Purchase Price (as defined herein) shall be deposited with the Escrow Agent in accordance with the terms of the Escrow Agreement; and

    WHEREAS, capitalized terms that are not defined in this Agreement have the meanings specified in the Merger Agreement;

    NOW THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, the Purchaser and the Sellers hereby agree as follows:

                                  ARTICLE

                          MERGER; PURCHASE AND SALE

    SECTION 1.01  Irrevocable Proxy.    (a) (i) Each Seller, severally and
                  -----------------
not jointly, hereby agrees that, from and after the date hereof and until this Agreement shall have been terminated in accordance with Section 5.07 hereof, at any meeting of the stockholders of the Company, however called, and in any action by consent of the stockholders of the Company, such Seller will vote (or cause to be voted) such Seller's Shares as follows (the "Included Matters"):
 ----------------

         (w) in favor of the approval and adoption of the Merger Agreement, the Merger and all the transactions contemplated by the Merger Agreement and this Agreement and otherwise in such manner as may be necessary to consummate the Merger;

         (x) except as otherwise agreed to in writing in advance by the Purchaser, against any action, proposal, agreement or transaction that would result in a breach of any covenant, obligation, agreement, representation or warranty of the Company contained in the Merger Agreement (whether or not theretofore terminated) or of any Seller contained in this Agreement; and

         (y) against any action, proposal, agreement or transaction (other than the Merger Agreement or the transactions contemplated thereby) that could result in any of the conditions to the Company's obligations under the Merger Agreement (whether or not theretofore terminated) not being fulfilled or that is intended, or could reasonably be expected, to impede, interfere or be inconsistent with, delay, postpone, discourage or adversely affect the Merger Agreement (whether or not theretofore terminated), the Merger or this Agreement, including, but not limited to, any Competing Transaction.

    (ii) Each Seller hereby irrevocably appoints the designees of the Purchaser and each of them, as the attorneys and proxies of such Seller, each with full power of substitution, with respect to all Shares held by such Seller, and all Shares and other securities issued in distributions in respect of such Shares, which such Seller is entitled to vote at any meeting of stockholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting) or consent in lieu of any such meeting or otherwise, to vote in a manner consistent with the Included Matters (by written consent or otherwise) and for no other purpose whatsoever. Except as set forth above and as provided in Section 1.01(b) below, each Seller specifically reserves the right to vote its Shares as it determines in its sole discretion on matters that are not inconsistent with the Included Matters. This limited proxy and power of attorney is coupled with an interest in the Shares held by such Seller, is irrevocable and is granted in consideration of, and is effective upon, the signature of this Agreement by the Purchaser and terminates on the termination of this Agreement as provided in Section 5.07 (it being understood that if the Stock Purchase Closing (as defined below) occurs, this proxy and power of attorney shall remain in full force and effect with respect to any matter for which the record date was any date prior to or including the date of the Stock Purchase Closing). Unless this Agreement is terminated by the Purchaser pursuant to Section 5.07, this Agreement revokes all other proxies and powers of attorney granted by such Seller at any time (before or after the date hereof) with respect to the Shares held by such Seller (and all Shares and other securities issued in distributions in respect of such Shares). Unless this Agreement is terminated by the Purchaser pursuant to Section 5.07, no subsequent proxies, powers of attorney, consents or revocations may be given by any Seller with respect to any Included
Matter, and if given will not be deemed effective. Furthermore, unless this Agreement is terminated by the Purchaser pursuant to Section 5.07, no Seller shall enter into any agreement or understanding with any person or entity to vote such Seller's shares with respect to any Included Matter or give instructions or make any transfers of Shares in any manner inconsistent with this Section 1.01(a). Each Seller acknowledges receipt and review of a copy of the Merger Agreement.

    (b) Unless this Agreement is terminated by the Purchaser pursuant to
Section 5.07, each Seller, on behalf of itself and all of its affiliates, agrees that it will not make any nomination, proposal or proposed Competing Transaction for consideration at any meeting (special or annual) of the stockholders of the Company.

    SECTION 1.02.    Purchase and Sale of the Shares.  If the Merger
                     -------------------------------
Agreement is terminated for any reason, then on and subject to the terms and conditions contained herein, and provided that this Agreement has not been terminated by the Purchaser pursuant to Section 5.07 hereof, each Seller hereby agrees to sell, transfer, assign, convey and deliver to the Purchaser, and the Purchaser hereby agrees to purchase, acquire and accept from such Seller, all of such Seller's right, title and interest in and to the Shares held by it, free and clear of any liens, pledges, security interests, claims or encumbrances of any kind. The number and class of Shares held by each Seller is set forth on Schedule I hereto. The obligations of the Sellers hereunder shall be several and not joint; provided, however, that the
                                          -----------------
Purchaser shall have no obligation to accept and pay for any Shares unless all Shares owned by the Sellers are delivered and presented for payment at the Stock Purchase Closing (as defined below).

    SECTION 1.03.    Purchase Price.  The purchase price for each Share
                     --------------
purchased by the Purchaser pursuant to Section 1.02 shall be $10.50, payable in cash (the "Per Share Purchase Price").
              ------------------------

    SECTION 1.04.    Closing.  On and subject to the terms and conditions set
                     -------
forth herein and in the Escrow Agreement, the sale and transfer pursuant to
Section 1.02 of the Shares by the Sellers to the Purchaser (the "Stock
                                                                 -----
Purchase Closing"; either the Merger Closing or the Stock Purchase Closing is
----------------
referred to as a "Closing") shall take place at the offices of the Purchaser,
                  -------
One North Charles Street, Suite 2300, Baltimore, Maryland. The Stock Purchase Closing shall occur on the earlier of March 31, 2001 or the fifth Business Day following the date that the Merger Agreement is terminated for any reason. The Purchaser agrees to use its commercially reasonable efforts to consummate the Merger as soon as practicable.

    SECTION 1.05.    Closing Deliveries by the Seller.  At the Stock Purchase
                     --------------------------------
Closing, each Seller shall deliver (or cause to be delivered pursuant to the Escrow Agreement) to the Purchaser the respective number of Shares set forth opposite such Seller's name on Schedule I hereto, either by the transfer of such Shares to a book-entry account designated by the Purchaser at least one Business Day in advance or by the delivery of stock certificates evidencing such Shares, duly endorsed in blank, or accompanied by stock powers duly executed in blank, in a form satisfactory to the Purchaser.

    SECTION 1.06.    Closing Deliveries by the Purchaser.  At the Stock
                     -----------------------------------
Purchase Closing, the Purchaser shall deliver (or cause to be delivered pursuant to the Escrow Agreement) to each Seller cash equal to the product of the Per Share Purchase Price and the number of Shares delivered by such Seller, as set forth opposite such Seller's name on Schedule I hereto, by wire transfer in immediately available funds to an account or accounts specified by the Sellers to the Purchasers or the Escrow Agent at least one Business Day prior to the Stock Purchase Closing.

                                  ARTICLE II

                        REPRESENTATIONS AND WARRANTIES
                                OF THE SELLERS

    As an inducement to the Purchaser to enter into this Agreement, each Seller hereby, severally and not jointly, represents and warrants to the Purchaser as follows:

    SECTION 2.01.    Organization, Authority and Qualification of the
                     ------------------------------------------------
Sellers.  Such Seller is either (a) the trustee of the Novelly Trust, the
-------
Capital Trust or the Living Trust, duly authorized and empowered by the corresponding trust agreement and the laws of the jurisdiction governing the corresponding trust agreement, or (b) an entity duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization and in each case, has all necessary power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by such Seller, the performance by such Seller of its obligations hereunder, and the consummation by such Seller of the transactions contemplated hereby have been duly authorized by all requisite action on the part of such Seller. This Agreement has been duly executed and delivered by such Seller, and (assuming due authorization, execution and delivery by the Purchaser) this Agreement constitutes a legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms.

    SECTION 2.02.    Ownership of the Shares.  Such Seller is the legal and
                     -----------------------
beneficial owner (except for the trustees of the Capital Trust, the Novelly Trust and the Living Trust, who are legal owners only) of the number of Shares set forth opposite such Seller's name on Schedule I hereto, free and clear of all security interests, pledges, mortgages, liens, charges, encumbrances, adverse claims or restrictions of any kind, including, without limitation, any restrictions on the voting or transfer thereof other than as set forth in this Agreement (collectively, "Encumbrances"). Upon the sale of
                                            ------------
the Shares held by such Seller to the Purchaser pursuant to this Agreement, such Shares will be free and clear of all Encumbrances. There are no outstanding rights or agreements granted or entered into by or binding upon such Seller with respect to the Shares held by such Seller. Delivery of the Shares held by such Seller at the Stock Purchase Closing will provide the Purchaser with good and marketable title to the Shares held by such Seller, free of any Encumbrances of any kind whatsoever.

    SECTION 2.03.    No Conflict.  The execution, delivery and performance of
                     -----------
this Agreement by such Seller do not and will not, (a) violate, conflict with or result in the breach of any provision of the charter, by-laws or any other organizational documents of such Seller, or, in the case of Sellers who are trustees of the Capital Trust, the Novelly Trust or the Living Trust, the corresponding trust agreements, (b) conflict with or violate any law, rule or regulation or Governmental Order (as defined below) applicable to such Seller or any of its Shares, assets, properties or businesses, or (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, or result in the creation of any Encumbrance on any of the Shares held by such Seller or on any of the assets or properties of, such Seller pursuant to, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which such Seller is a party or by which any of the Shares owned by such Seller or any of such assets or properties is bound or affected which in any such case would prevent or delay such Seller from consummating the transactions contemplated by this Agreement. ("Governmental Order" means any order, writ, judgment,
              ------------------
injunction, decree, stipulation, determination or award entered by or with any Governmental Authority; "Governmental Authority" means any United States
                             ----------------------
federal, state or local or any foreign government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body.)

    SECTION 2.04.    Governmental Consents and Approvals.  The execution,
                     -----------------------------------
delivery and performance of this Agreement by such Seller do not and will not require such Seller to obtain any consent, approval, authorization or other order of, or to make any filing with, or notification to, any Governmental Authority except for (a) those that have been obtained or made, and (b) the pre-merger notification requirements (i) of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the "HSR Act"), which requirements have been
                             -------
satisfied assuming the Closing occurs before May 26, 2001, or (ii) as may be applicable to the antitrust laws of any state.

    SECTION 2.05.    Litigation.  There are no actions or proceedings by or
                     ----------
against such Seller that would affect the valid transfer to the Purchaser of good and marketable title to the Shares held by such Seller, free and clear of all Encumbrances pending by or before any Governmental Authority, nor to the knowledge of such Seller are any such actions or proceedings threatened.

    SECTION 2.06.    Brokers.  Except for Bear, Stearns & Co., Inc., no
                     -------
broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of such Seller. The fees and expenses of Bear, Stearns & Co., Inc. shall be the sole responsibility of the Sellers; provided, however, that such fees and expenses
                               -----------------
shall be reimbursed by the Purchaser only to the extent provided for under
Section 4.02.

                                 ARTICLE III

                        REPRESENTATIONS AND WARRANTIES
                               OF THE PURCHASER

    As an inducement to the Sellers to enter into this Agreement, the Purchaser hereby represents and warrants to the Sellers as follows:

    SECTION 3.01.    Organization and Authority of the Purchaser.  The
                     -------------------------------------------
Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Maryland and has all necessary corporate power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Purchaser, the performance by the Purchaser of its obligations hereunder and the consummation by the Purchaser of the transactions contemplated hereby have been duly authorized by all requisite action on the part of the Purchaser. This Agreement has been duly executed and delivered by the Purchaser, and (assuming due authorization, execution and delivery by each of the Sellers) this Agreement constitutes a legal, valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms.

    SECTION 3.02.   No Conflict.  The execution, delivery and performance of
                    -----------
this Agreement by the Purchaser do not and will not (a) violate, conflict with or result in the breach of any provision of the charter or by-laws of the Purchaser, (b) conflict with or violate any law, rule or regulation or Governmental Order applicable to the Purchaser or any of its assets, properties or businesses, or (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, or require any consent under, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which the Purchaser is a party or by which any of such assets or properties is bound or affected which in any such case would prevent or delay the Purchaser from consummating the transactions contemplated by this Agreement.

    SECTION 3.03.    Governmental Consents and Approvals.  The execution,
                     -----------------------------------
delivery and performance of this Agreement by the Purchaser do not and will not require the Purchaser to obtain any consent, approval, authorization or other order of, or to make any filing with, or notification to, any Governmental Authority except for (a) those that have been obtained or made, and (b) the pre-merger notification requirements (i) of the HSR Act, which requirements have been satisfied assuming the Closing occurs before May 26, 2001, or (ii) as may be applicable to the antitrust laws of any state.

    SECTION 3.04.    Litigation.  There are no actions or proceedings by or
                     ----------
against the Purchaser that would affect the valid purchase of the Shares from the Sellers, or otherwise prevent the Purchaser from consummating the transactions contemplated to be consummated by the Purchaser hereunder, pending by or before any Governmental Authority, nor to the knowledge of the Purchaser are any such actions or proceedings threatened.

    SECTION 3.05.    Brokers.  Except for Aegis Muse Associates LLC, no
                     -------
broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser. The Purchaser shall be solely responsible for payment of the fees and expenses of Aegis Muse Associates LLC.


                                  ARTICLE IV

                            ADDITIONAL AGREEMENTS

    SECTION 4.01.   Further Action.  If at any time after the Closing any
                    --------------
further action is reasonably necessary to carry out the purposes hereof, each of the Sellers and the Purchaser shall use all reasonable efforts to take, or cause to be taken, such further action.

    SECTION 4.02.    Reimbursement of Expenses.  Upon the execution of this
                     -------------------------
Agreement, the Purchaser shall reimburse the Sellers, by wire transfer of immediately available funds to an account or accounts specified by the Sellers to the Purchaser, for expenses incurred after November 8, 1999 by the Sellers or parties related to the Sellers in connection with their efforts to acquire control of the Company, in an amount equal to $1,750,000.00, which expenses have been reviewed and approved by the Purchaser as evidenced by its signature hereto.

    SECTION 4.03.    Amendment to the Merger Agreement.  Without the prior
                     ---------------------------------
written consent of the Sellers, Purchaser agrees that it will not decrease the amount or change the character of the Merger Consideration or otherwise amend the Merger Agreement, or any provision thereof, in a manner that materially adversely affects the Sellers.

    SECTION 4.04.    Standstill Agreement(a)  Except as provided in Section
                     --------------------
4.04(b), the Sellers, their affiliates (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")),
                                                            ------------
successors and permitted assigns shall not, without the prior written consent of the Purchaser, for a period of five (5) years, beginning on the Stock Purchase Closing:

         (i) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities or direct or indirect rights to acquire any voting securities or any assets of the Company;

         (ii) make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" to vote (as such terms are used in the rules promulgated by the Securities and Exchange Commission under the Exchange
    Act) or otherwise seek to influence or control the management or policies of the Company; or

         (iii) form, join or in any way participate in a "group" as defined in Section 13(d)(3) of the Exchange Act or act in concert with other shareholders in connection with the activities described in clauses (i) and (ii) above.

    (b) The covenants and agreements contained in Section 4.04(a) do not apply to (i) the 10 7/8% Senior Notes of the Company (the "Senior Notes"),
                                                           ------------
(ii) any securities that the

Company exchanges or proposes to exchange for or in redemption of the Senior Notes, (iii) any securities exchanged or proposed to be exchanged for the Senior Notes in connection with any bankruptcy, reorganization or insolvency proceeding involving the Company, (iv) any action taken by the holders of Senior Notes to enforce their rights under the indenture pursuant to which the Senior Notes were issued, or (v) any other action taken by Sellers or their affiliates in connection with any bankruptcy, reorganization or insolvency proceeding involving the Company.


                                  ARTICLE V

                              GENERAL PROVISIONS

    SECTION 5.01.    Expenses.  Except as provided in Section 4.02, all costs
                     --------
and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby, shall be paid by the party incurring such costs and expenses. In the event any party brings suit to construe or enforce the terms hereof, or raises this Agreement as a defense in a suit brought by another party, the prevailing party is entitled to recover its attorneys' fees and expenses.

    SECTION 5.02.    Notices.  All notices, requests, claims, demands and
                     -------
other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by courier service, by telecopy, or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 5.02):

            (a)   if to the Sellers:

                  c/o P.A. Novelly
                  8182 Maryland Avenue, Fourth Floor
                  Clayton, Missouri  63105
                  Telecopy: (314) 889-0211

                  with copies to:

                  James F. Sanders, Esq.
                  8182 Maryland Avenue, Third Floor
                  Clayton, Missouri  63105
                  Telecopy: (314) 889-0219

                  and to:

                  Lewis Rice & Fingersh, L.C.
                  500 North Broadway
                  St. Louis, Missouri  63102
                  Telecopy: (314) 612-7721
                  Attention: Douglas D. Hommert, Esq.

            (b)   if to the Purchaser:

                  Rosemore, Inc.
                  One North Charles Street, Suite 2300
                  Baltimore, Maryland  21201
                  Telecopy: (410) 347-7081
                  Attention: Edward L. Rosenberg
                             President and Chief Executive Officer

                  with copies to:

                  Shearman & Sterling
                  599 Lexington Avenue
                  New York, New York  10022
                  Telecopy: (212) 848-7179
                  Attention: John Marzulli, Jr., Esq.

    SECTION 5.03.    Public Announcements.  Unless otherwise required by any
                     --------------------
applicable law, rule or regulation or stock exchange requirements, no party to this Agreement shall make, or cause to be made, any regulatory filing, press release or public announcement in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media, without prior consultation with the other party, and the parties shall cooperate as to the timing and contents of any such regulatory filing, press release or public announcement.

    SECTION 5.04.    Severability.  If any term or other provision of this
                     ------------
Agreement is invalid, illegal or incapable of being enforced by any law, rule or regulation or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

    SECTION 5.05.    Entire Agreement.  This Agreement, together with the
                     ----------------
Escrow Agreement, constitute the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, between any of the Sellers and the Purchaser or their respective affiliates or agents with respect to the subject matter hereof.

    SECTION 5.06.    Assignment.  This Agreement may not be assigned by
                     ----------
operation of law or otherwise without the express written consent of the Sellers and the Purchaser (which consent may be granted or withheld in their sole discretion); provided, however, that the Purchaser may assign this
                  -----------------
Agreement to an affiliate of the Purchaser without the consent of the Sellers; provided further, however, that any such assignment shall not
         -------------------------
relieve
the Purchaser of its obligations hereunder in the event of nonperformance of any such obligations.

    SECTION 5.07.    Amendment; Termination.  This Agreement may not be
                     ----------------------
amended or modified except by an instrument in writing signed by, or on behalf of, the Sellers and the Purchaser. Waiver of any term or condition of this Agreement shall only be effective if in writing and shall not be construed as a waiver of any subsequent breach or waiver of the same term or condition, or a waiver of any other term or condition of this Agreement.
This Agreement may be terminated by the Purchaser if (i) there occurs after the date of this Agreement a Material Adverse Effect and (ii) by reason of such Material Adverse Effect the Purchaser also terminates the Merger Agreement pursuant to Section 8.01(f) thereof. For purposes of this Agreement, "Material Adverse Effect" means an event, circumstance, or change
            -----------------------
in the Company and the Company Subsidiaries, taken as a whole, that results in a material adverse effect on the business, financial condition, or the results of operations of the Company and the Company Subsidiaries taken as a whole; provided, however, that the following events or circumstances and any
       -----------------
effect resulting therefrom shall not be a Material Adverse Effect for purposes of this Agreement: (i) any changes in general United States or global economic conditions; (ii) any changes affecting the oil and gas industry in general, including without limitation changes in oil refining margins or in the price of crude oil, feedstocks or other petroleum products;
(iii) any changes in the stock markets or financial markets, including without limitation changes in the market price of the Company's common stock or in interest rates; (iv) the occurrence of any default or event of default, or acceleration (including as a result of a change in control) under any loan agreement, note indenture, or other financing agreement or arrangement (including without limitation the FFCA sale/leaseback transaction); (v) the loss of, or failure to obtain or replace, any financing of the Company or any of its Subsidiaries; or (vi) labor union activities involving the Company or any of its subsidiaries, including, without limitation, boycotts, lawsuits or work stoppages. It is understood and agreed that any of the events underlying the changes, defaults or losses described in clauses (iii) through
(vi) above are not excluded from the definition of Material Adverse Effect unless those changes, defaults or losses themselves fall under an exclusion set forth in the proviso to such definition.

    SECTION 5.08.    Governing Law.  This Agreement shall be governed by, and
                     -------------
construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed entirely within that state.

    SECTION 5.09.    SUBMISSION TO JURISDICTION.  ANY LEGAL ACTION OR
                     --------------------------
PROCEEDING WITH RESPECT TO THIS AGREEMENT OR ANY DOCUMENT RELATED HERETO SHALL BE BROUGHT IN THE COURTS OF THE STATE OF ILLINOIS LOCATED IN THE CITY OF CHICAGO, COOK COUNTY, OR THE UNITED STATES DISTRICT COURT FOR THE NORTHERN DISTRICT OF ILLINOIS, EASTERN DIVISION (COLLECTIVELY, A "NORTHERN ILLINOIS
                                                         -----------------
COURT") OR, IF A NORTHERN ILLINOIS COURT REFUSES TO TAKE JURISDICTION OVER
-----
SUCH LEGAL ACTION OR PROCEEDING, THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF MARYLAND OR THE COURTS OF THE STATE OF MARYLAND AND, BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH PARTY HEREBY ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF SUCH COURTS. THE PARTIES

IRREVOCABLY WAIVE ANY OBJECTION, INCLUDING ANY OBJECTION TO THE LAYING OF VENUE OR BASED ON THE GROUNDS OF FORUM NON CONVENIENS, WHICH ANY OF THEM MAY NOW OR HEREAFTER HAVE TO THE BRINGING OF ANY SUCH ACTION OR PROCEEDING IN SUCH RESPECTIVE JURISDICTIONS. EACH PARTY IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OF ANY OF SUCH COURTS IN ANY SUCH ACTION OR PROCEEDING
BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL,
POSTAGE PREPAID, TO SUCH PARTY AT ITS ADDRESS PROVIDED HEREIN, SUCH SERVICE TO BECOME EFFECTIVE 30 DAYS AFTER SUCH MAILING.

    SECTION 5.10.    Counterparts.  This Agreement may be executed in one or
                     ------------
more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

    SECTION 5.11.    Counterpart Facsimile Execution.  For purposes of this
                     -------------------------------
Agreement, a document (or signature page thereto) signed and transmitted by facsimile machine or telecopier is to be treated as an original document.
The signature of any party thereon, for purposes hereof, is to be considered as an original signature, and the document transmitted is to be considered to have the same binding effect as an original signature on an original document. At the request of any party, any facsimile or telecopy document is to be re-executed in original form by the parties who executed the facsimile or telecopy document. No party may raise the use of a facsimile machine or telecopier or the fact that any signature was transmitted through the use of a facsimile or telecopier machine as a defense to the enforcement of this Agreement or any amendment or other document executed in compliance with this
Section 5.11.

    SECTION 5.12.    Specific Performance.  The parties hereto agree that
                     --------------------
irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

    SECTION 5.13.    Further Assurances.  The parties will execute and
                     ------------------
deliver such further instruments and do such further acts and things as may be required to carry out the intent and purpose of this Agreement.

    SECTION 5.14.    Captions.  Captions contained in this Agreement have
                     --------
been inserted herein only as a matter of convenience and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision hereof.

    SECTION 5.15.    Failure or Delay.  No failure on the part of any party
                     ----------------
to exercise, and no delay in exercising, any right, power or privilege hereunder operates as a waiver thereof; nor does any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof, or the exercise of any other right, power or privilege. No notice to or demand on any party in any case entitles such party to any other or further notice or demand in similar or other circumstances.

    SECTION 5.16.    Successors and Assigns.  All provisions of this
                     ----------------------
Agreement are binding upon, inure to the benefit of, and are enforceable by or against the parties and their respective heirs, executors, administrators or other legal representatives and permitted successors and assigns.

    IN WITNESS WHEREOF, each of the Sellers and the Purchaser have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                        P.A. NOVELLY, II


                        -----------------------------------
                        Title:  Trustee, NOVELLY
                                EXEMPT TRUST U/I
                                Dated August 12, 1992


                        JOHN K. PRUELLAGE


                        -----------------------------------
                        Title:  Trustee, NOVELLY
                                EXEMPT TRUST U/I
                                Dated August 12, 1992


                        DOUGLAS D. HOMMERT


                        -----------------------------------
                        Title:  Trustee, THE CAPITAL TRUST U/I
                                Dated February 4, 1994


                        WILLIAM LAUBER


                        -----------------------------------
                        Title:  Trustee, THE CAPITAL TRUST U/I
                                Dated February 4, 1994


                        PAUL A. NOVELLY


                        -----------------------------------
                        Title:  Trustee, PAUL A. NOVELLY
                                LIVING TRUST U/I
                                Dated July 28, 1982, as amended

                                GOLNOY BARGE COMPANY, INC.


                                -----------------------------------
                                Name:  P.A. Novelly, II
                                Title: Vice President


                                ROSEMORE, INC.


                                -----------------------------------
                                Name:  Edward L. Rosenberg
                                Title: President and
                                       Chief Executive Officer

                                                                     EXHIBIT A
                                                                     ---------

                                                 SCHEDULE I
                                                 ----------

Seller                               Class A Common Shares  Class B Common Shares    Total Shares   Purchase Price
------------------------------       ---------------------  ---------------------    -----------    --------------

P.A. Novelly, II and
John K. Pruellage, as Trustees
of The Novelly Exempt Trust U/I
Dated August 12, 1992                       516,600                182,800             699,400       $7,343,700.00

William Lauber and
Douglas D. Hommert, as
Trustees of The
Capital Trust U/I
Dated February 4, 1994                      142,800                                    142,800       $1,499,400.00

Paul A. Novelly, as
Trustee of the
Paul A. Novelly Living Trust U/I
dated July 28, 1982, as amended              16,325                                     16,325       $  171,412.50

Golnoy Barge Company, Inc.                   32,650                                     32,650       $  342,825.00

    Total:                                  708,375                182,800             891,175       $9,357,337.50
    =====                                   =======                =======             =======       =============


                   EXHIBIT XV TO AMENDMENT TO SCHEDULE 13-D

                                                          EXECUTION COPY


                               ESCROW AGREEMENT

    THIS ESCROW AGREEMENT (as the same may be amended or modified from time to time and including any and all written instructions given to the Escrow
                                                                    ------
Agent (as hereinafter defined) pursuant hereto, this "Escrow Agreement") is
-----                                                 ----------------
made and entered into as of December 17, 2000 among P.A. Novelly, II and John
K. Pruellage, as trustees for the Novelly Exempt Trust U/I dated August 12, 1992, Douglas D. Hommert and William Lauber, as trustees for the Capital Trust U/I dated February 4, 1994, Paul A. Novelly, as trustee of the Paul A. Novelly Living Trust U/I dated July 28, 1982, as amended, Golnoy Barge Company, Inc. (each of the foregoing, a "Seller", and collectively, the
                                         ------
"Sellers") and Rosemore, Inc. (the "Purchaser", and together with the
 -------                            ---------
Sellers, the "Parties") and Union Planters Bank, a national banking
              -------
association (the "Bank").
                  ----

                          W I T N E S S E T H :

    WHEREAS, the Sellers collectively own 708,375 shares of Class A common stock, $5.00 par value per share (the "Class A Common Shares") of Crown
                                       ---------------------
Central Petroleum Corporation, a Maryland corporation (the "Company") and
                                                            -------
182,800 shares of Class B common stock of the Company, par value $5.00 per share (the "Class B Common Shares" and, with the Class A Common Shares, the
            ---------------------
"Shares");
 ------

    WHEREAS, on the date hereof, the Purchaser, the Company and Rosemore Acquisition Corporation, a Maryland corporation and an indirect wholly owned subsidiary of the Purchaser ("Merger Sub"), have entered into an Agreement
                              ----------
and Plan of Merger (as may be amended, the "Merger Agreement"), pursuant to
                                            ----------------
which, subject to the terms and conditions set forth therein, Merger Sub shall be merged with and into the Company (the "Merger") following the
                                                ------
closing under the Merger Agreement (the "Merger Closing");
                                         --------------

    WHEREAS, the Sellers approve of the Merger and the Merger Agreement, pursuant to which the Shares shall be exchanged for the Merger Consideration (as defined in the Merger Agreement), and the Sellers wish to have their respective Shares voted in favor of the Merger;

    WHEREAS, on the date hereof, the Purchaser and the Sellers have entered into a stock purchase agreement whereby, subject to the terms and conditions contained therein (i) the Sellers have severally agreed to sell, and the Purchaser has agreed to purchase, the Shares to the Purchaser if the Merger Closing does not occur (the closing of such transaction, the "Stock Purchase
                                                              --------------
Closing"), and (ii) the Sellers have given the Purchaser an irrevocable proxy
-------
to vote the Shares for, among other matters, the approval of the Merger and the Merger Agreement; and

    WHEREAS, the Parties have requested Bank to act in the capacity of escrow agent under this Escrow Agreement, and Bank, subject to the terms and conditions hereof, has agreed to do so.

    NOW, THEREFORE, in consideration of the premises and mutual covenants and agreements contained herein, the parties hereto hereby agree as follows:

       1. Appointment of Escrow Agent. Each of the Parties hereby appoints the Bank as the escrow agent under this Escrow Agreement (the Bank in such capacity, the "Escrow Agent"), and the Escrow Agent hereby accepts
                       ------------
such appointment.

       2. Deposit. Promptly upon execution of this Escrow Agreement, (i) the Escrow Agent will open a book entry account for deposit of the Shares (the "Book Entry Account"), (ii) each Seller will deliver to the Escrow Agent
      ------------------
Shares held by such Seller, as set forth opposite such Seller's name on Exhibit A hereto (such Shares as are held by the Sellers in book entry accounts to be transferred to the Book Entry Account and registered in the name of the Escrow Agent and such Shares as are in certificated form to be delivered to the Escrow Agent together with properly executed stock powers endorsed in the name of the Escrow Agent (all such Shares referred to herein being the "Escrowed Shares")) and (iii) the Purchaser shall deliver to the
           ---------------
Escrow Agent the sum of $9,357,337.50, in cash (the "Share Purchase Price"),
                                                     --------------------
all of which are to be held by the Escrow Agent in accordance with the terms hereof (the Escrowed Shares and the Share Purchase Price being hereinafter referred to collectively as the "Deposit"). Subject to and in accordance
                                 -------
with the terms and conditions hereof, the Escrow Agent agrees that it shall receive, hold in escrow, invest and reinvest and release or distribute the Deposit.

       3.    Investment of the Share Purchase Price.  The Escrow Agent shall
invest and reinvest the Share Purchase Price in the [                      ],
                                                     ----------------------
unless otherwise instructed in writing by the Purchaser. Such written instructions, if any, referred to in the foregoing sentence shall specify the type and identity of the investments to be purchased and/or sold and shall also include the name of the broker-dealer, if any, which the Purchaser directs the Escrow Agent to use in respect of such investment, any particular settlement procedures required, if any (which settlement procedures shall be consistent with industry standards and practices), and such other information as the Escrow Agent may require. The Escrow Agent shall not be liable for failure to invest or reinvest funds absent sufficient written direction. Unless the Escrow Agent is otherwise directed in such written instructions, the Escrow Agent may use a broker-dealer of its own selection, including a broker-dealer owned by or affiliated with the Escrow Agent or any of its affiliates. The Escrow Agent or any of its affiliates may receive compensation solely from the Purchaser with respect to any investment directed hereunder. It is expressly agreed and understood by the parties hereto that the Escrow Agent shall not in any way whatsoever be liable for losses on any investments, including, but not limited to, losses from market risks due to premature liquidation or resulting from other actions taken pursuant to this Escrow Agreement.

    Receipt, investment and reinvestment of the Share Purchase Price shall be confirmed by the Escrow Agent as soon as practicable by account statement, and any discrepancies in any such account statement shall be noted by the Parties to the Escrow Agent within 30 calendar days after receipt thereof. Failure to inform the Escrow Agent in writing of any discrepancies in any such account statement within said 30-day period shall conclusively be deemed confirmation of such account statement in its entirety. For purposes of this paragraph, (a) each account statement shall be deemed to have been received by the party to whom directed on the earlier to occur of (i) actual receipt thereof and (ii) three "Business Days" (hereinafter defined) after the deposit thereof in the United States Mail, postage prepaid and (b) the term "Business Day" shall mean any day of the year, excluding Saturday, Sunday and any other day on which national banks are required or authorized to close in St. Louis, Missouri.

       4. Disbursement of the Deposit. The Escrow Agent is hereby authorized to release the Deposit only as follows:

       (a) Merger Closing. Upon receipt by the Escrow Agent of a letter of transmittal for the Merger from a paying agent with instructions for tendering securities of the Company and deposit by the Purchaser with such paying agent of sufficient funds to pay the Share Purchase Price to the Sellers and all other merger consideration to be paid by the Purchaser in connection with the Merger, and confirmation of such deposit, the Escrow Agent shall (i) tender the Escrowed Shares in accordance with the instructions contained in such letter of transmittal and complete such letter of transmittal to provide for payment by the paying agent to the Sellers of all consideration in accordance with the amounts set forth opposite each Seller's name in the purchase price column on Exhibit A hereto, (ii) transfer the Share Purchase Price to an account designated by the Purchaser, and (iii) transfer all interest accrued on the Share Purchase Price from the date hereof to an account designated by the Purchaser.

        (b) Stock Purchase Closing. Upon receipt by the Escrow Agent of written confirmation that the Stock Purchase Closing has occurred subject only to transfer of the Escrowed Shares and the Share Purchase Price, in the form of Exhibit B attached hereto, jointly signed by the Purchaser and each of the Sellers, the Escrow Agent shall (i) release the Escrowed Shares to the Purchaser or its designee, (ii) transfer the Share Purchase Price to an account designated by the Sellers, and (iii) transfer all interest accrued on the Share Purchase Price from the date hereof to an account designated by the Purchaser.

        (c) Into the registry of a court in accordance with Sections 8 or 16 hereof.

       5. Tax Matters. The Parties shall provide the Escrow Agent with their taxpayer identification numbers documented by an appropriate Form W-8 or Form W-9 upon execution of this Escrow Agreement. Failure so to provide such forms may prevent or delay disbursements from the Deposit and may also result in the assessment of a penalty and the Escrow Agent's being required to withhold tax on any interest or other income earned on the Share Purchase Price. Any payments of income shall be subject to applicable withholding regulations then in force in the United States or any other jurisdiction, as applicable.

       6. Scope of Undertaking. The Escrow Agent's duties and responsibilities in connection with this Escrow Agreement shall be purely ministerial and shall be limited to those expressly set forth in this Escrow Agreement. The Escrow Agent is not a principal, participant or beneficiary in any transaction underlying this Escrow Agreement and shall have no duty to inquire beyond the terms and provisions hereof. The Escrow Agent shall have no responsibility or obligation of any kind in connection with this Escrow Agreement or the Deposit and shall not be required to deliver the Deposit or take any action with respect to any matters that might arise in connection therewith, other than to receive, hold and release the Deposit as herein provided. Without limiting the generality of the foregoing, it is hereby expressly agreed and stipulated by the parties hereto that the Escrow Agent shall not be required to exercise any discretion hereunder and shall have no investment or management responsibility and, accordingly, shall have no duty to, or liability for its failure to, provide investment recommendations or investment advice to the Parties. The Escrow Agent shall not be liable for any error in judgment, any act or omission, any mistake of law or fact, or for anything it may do or refrain from doing in connection herewith, except for, subject to Section 7 hereinbelow, its own willful misconduct or gross negligence. It is the intention of the parties hereto that the Escrow Agent shall never be required to use, advance or risk its own funds or otherwise incur financial liability in the performance of any of its duties or the exercise of any of its rights and powers hereunder.

       7. Reliance; Liability. The Escrow Agent may rely on, and shall not be liable for acting or refraining from acting in accordance with, any written notice, instruction or request or other paper furnished to it hereunder or pursuant hereto and believed by it to have been signed or presented by the proper party or parties. The Escrow Agent shall be responsible for holding and disbursing the Deposit pursuant to this Escrow Agreement; provided, however, that in no event shall the Escrow Agent be
           --------  -------
liable for any lost profits, lost savings or other special, exemplary, consequential or incidental damages in excess of the Escrow Agent's fee hereunder and provided further that the Escrow Agent shall have no liability
              -------- -------
for any loss arising from any cause beyond its control, including, but not limited to, the following: (a) acts of God, force majeure, including, without limitation, war (whether or not declared or existing), revolution, insurrection, riot, civil commotion, accident, fire, explosion, stoppage of labor, strikes and other differences with employees; (b) the act, failure or neglect of any Party or any agent or correspondent or any other person selected by the Escrow Agent; (c) any delay, error, omission or default of any mail, courier, telegraph, cable or wireless agency or operator; or (d) the acts or edicts of any government or governmental agency or other group or entity exercising governmental powers. The Escrow Agent is not responsible or liable in any manner whatsoever for the sufficiency, correctness, genuineness or validity of the subject matter of this Escrow Agreement or any part hereof or for the transaction or transactions requiring or underlying the execution of this Escrow Agreement, the form or execution hereof or for the identity or authority of any person executing this Escrow Agreement or any part hereof or receiving the Deposit.

       8. Right of Interpleader. Should any controversy arise involving the parties hereto or any of them or any other person, firm or entity with respect to this Escrow Agreement or the Deposit, or should a substitute escrow agent fail to be designated as provided in Section 16 hereof, or if the Escrow Agent should be in doubt as to what action to take, the Escrow Agent shall have the right, but not the obligation, either to (a) withhold delivery of the Deposit until the controversy is resolved, the conflicting demands are withdrawn or its doubt is resolved or (b) institute a petition for interpleader in any court of competent jurisdiction to determine the rights of the parties hereto. Should a petition for interpleader be instituted, or should the Escrow Agent be threatened with litigation or become involved in litigation in any manner whatsoever in connection with this Escrow Agreement or the Deposit, the Parties hereby jointly and severally agree to reimburse the Escrow Agent for its attorneys' fees and any and all other expenses, losses, costs and damages incurred by the Escrow Agent in connection with or resulting from such threatened or actual litigation or arbitration prior to any disbursement hereunder; provided,
                                                               --------
however, that the Purchaser and the Sellers agree between themselves that the
-------
maximum liability for any such fees (x) for the Purchaser shall not exceed one half of the aggregate amount required to be paid or reimbursed hereunder, and (y) for the Sellers shall not exceed one half of the aggregate amount required to be paid or reimbursed hereunder.

       9. Indemnification. The Parties hereby jointly and severally indemnify the Escrow Agent, its officers, directors, partners, employees and agents (each herein called an "Indemnified Party") against, and hold each
                               -----------------
Indemnified Party harmless from, any and all expenses, including, without limitation, attorneys' fees and court costs, losses, costs, damages and claims, including, but not limited to, costs of investigation, litigation and arbitration, tax
liability and loss on investments suffered or incurred by any Indemnified Party in connection with or arising from or out of this Escrow Agreement, except such acts or omissions as may result from the willful misconduct or gross negligence of such Indemnified Party. IT IS THE EXPRESS INTENT OF
EACH OF THE PARTIES TO INDEMNIFY EACH OF THE INDEMNIFIED PARTIES FOR, AND HOLD THEM HARMLESS AGAINST, THEIR OWN NEGLIGENT ACTS OR OMISSIONS; provided,
                                                                   --------
however, that the Purchaser and the Sellers agree between themselves that the
-------
maximum liability for any such fees (x) for the Purchaser shall not exceed one half of the aggregate amount required to be paid or reimbursed hereunder, and (y) for the Sellers shall not exceed one half of the aggregate amount required to be paid or reimbursed hereunder.

       10. Compensation and Reimbursement of Expenses. The Parties hereby agree to pay the Escrow Agent for its services hereunder in accordance with the Escrow Agent's fee schedule as attached as Schedule I hereto as in effect from time to time and to pay all expenses incurred by the Escrow Agent in connection with the performance of its duties and enforcement of its rights hereunder and otherwise in connection with the preparation, operation, administration and enforcement of this Escrow Agreement, including, without limitation, attorneys' fees, brokerage costs and related expenses incurred by the Escrow Agent. The foregoing notwithstanding, the Parties shall be jointly and severally liable to the Escrow Agent for the payment of all such fees and expenses. In the event the Parties for any reason fail to pay any such fees and expenses as and when the same are due, such unpaid fees and expenses shall be charged to and set off and paid from the Share Purchase Price by the Escrow Agent without any further notice; provided, however, that
                                                      --------  -------
the Purchaser and the Sellers agree between themselves that the maximum liability for any such fees (x) for the Purchaser shall not exceed one half of the aggregate amount required to be paid or reimbursed hereunder, and (y) for the Sellers shall not exceed one half of the aggregate amount required to be paid or reimbursed hereunder.

       11. Lien. Each of the Parties hereby grants to the Escrow Agent a lien upon, and security interest in, all its right, title and interest in and to all of the Deposit as security for the payment and performance of its obligations owing to the Escrow Agent hereunder, including, without limitation, its obligations of payment, indemnity and reimbursement provided for hereunder, which lien and security interest may be enforced by the Escrow Agent without notice by charging and setting-off and paying from, the Deposit any and all amounts then owing to it pursuant to this Escrow Agreement or by appropriate foreclosure proceedings.

       12. Funds Transfer. In the event funds transfer instructions are given (other than in writing at the time of execution of the Escrow Agreement), whether in writing, by telefax, or otherwise, the Escrow Agent is authorized to seek confirmation of such instructions by telephone call-back to the person or person designated on Schedule II hereto, and the Escrow Agent may rely upon the confirmations of anyone purporting to be the person or persons so designated. The persons and telephone numbers for call-backs may be changed only in writing actually received and acknowledged by the Escrow Agent. The parties to this Escrow Agreement acknowledge that such security procedure is commercially reasonable.

       It is understood that the Escrow Agent and the beneficiary's bank in any funds transfer may rely solely upon any account numbers or similar identifying number provided by either of the other parties hereto to identify
(i) the beneficiary, (ii) the beneficiary's bank, or (iii) an intermediary bank. The Escrow Agent may apply any of the escrowed funds for any payment order it executes using any such identifying number, even where its use may result in a person other than the beneficiary being paid, or the transfer of funds to a bank other than the beneficiary's bank or an intermediary bank, designated.

       13. Notices. Any notice or other communication required or permitted to be given under this Escrow Agreement by any party hereto to any other party hereto shall be considered as properly given if in writing and
(a) delivered against receipt therefor, (b) mailed by registered or certified mail, return receipt requested and postage prepaid or (c) sent by telefax machine, in each case to the address or telefax number, as the case may be, set forth below:

    If to the Escrow Agent:

         Union Planters Bank
         8182 Maryland Avenue, First Floor
         Clayton, Missouri  63105
         Attn:  Michael Ross
         Telefax No.:    (314) 615-2323

    If to the Sellers:

         c/o P.A. Novelly
         8182 Maryland Avenue, Fourth Floor
         Clayton, Missouri  63105
         Telecopy:       (314) 889-0211

         with copies to:

         James F. Sanders, Esq.
         8182 Maryland Avenue, Third Floor
         Clayton, Missouri  63105
         Telecopy:       (314) 889-0219

         and to:

         Lewis Rice & Fingersh, L.C.
         500 North Broadway
         St. Louis, Missouri  63102
         Telecopy:       (314) 612-7721
         Attention:      Douglas D. Hommert, Esq.

    If to the Purchaser:
         Rosemore, Inc.
         One North Charles Street, Suite 2300
         Baltimore, Maryland  21201
         Telecopy:       (410) 347-7081
         Attention:      Edward L. Rosenberg
                         President and Chief Executive Officer

         with copies to:

         Shearman & Sterling
         599 Lexington Avenue
         New York, New York  10022
         Telecopy:       (212) 848-7179
         Attention:      John Marzulli, Jr., Esq.

Except to the extent otherwise provided in the second paragraph of Section 3 hereinabove, delivery of any communication given in accordance herewith shall be effective only upon actual receipt thereof by the party or parties to whom such communication is directed. Any party to this Escrow Agreement may change the address to which communications hereunder are to be directed by giving written notice to the other party or parties hereto in the manner provided in this section.

       14. Consultation with Legal Counsel. The Escrow Agent may consult with its counsel or other counsel satisfactory to it concerning any question relating to its duties or responsibilities hereunder or otherwise in connection herewith and shall not be liable for any action taken, suffered or omitted by it in good faith upon the advice of such counsel.

       15. Governing Law; Dispute Resolution. This Agreement shall be governed by, and construed in accordance with, the laws of the State of
New York applicable to contracts executed in and to be performed entirely within that state. ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS AGREEMENT OR ANY DOCUMENT RELATED HERETO SHALL BE BROUGHT IN THE COURTS OF THE STATE OF ILLINOIS LOCATED IN THE CITY OF CHICAGO, COOK COUNTY, OR THE UNITED STATES DISTRICT COURT FOR THE NORTHERN DISTRICT OF ILLINOIS, EASTERN DIVISION, (COLLECTIVELY, A "NORTHERN ILLINOIS COURT") OR, IF A NORTHERN
                            -----------------------
ILLINOIS COURT REFUSES TO TAKE JURISDICTION OVER SUCH LEGAL ACTION OR PROCEEDING, THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF MARYLAND OR THE COURTS OF THE STATE OF MARYLAND AND, BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH PARTY HEREBY ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF SUCH COURTS.
THE PARTIES IRREVOCABLY WAIVE ANY OBJECTION, INCLUDING ANY OBJECTION TO THE LAYING OF VENUE OR BASED ON THE GROUNDS OF FORUM NON CONVENIENS, WHICH ANY OF THEM MAY NOW OR HEREAFTER HAVE TO THE BRINGING OF ANY SUCH ACTION OR PROCEEDING IN SUCH RESPECTIVE JURISDICTIONS. EACH PARTY IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OF ANY OF SUCH COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT ITS ADDRESS PROVIDED HEREIN, SUCH SERVICE TO BECOME EFFECTIVE 30 DAYS AFTER SUCH MAILING.

       16. Resignation. The Escrow Agent may resign hereunder upon twenty (20) days' prior notice to the Parties. Upon the effective date of such resignation, the Escrow Agent shall deliver the Deposit to any substitute escrow agent designated by the Parties in writing. If the Parties fail to designate a substitute escrow agent within twenty (20) days after the giving of such notice, the Escrow Agent may institute a petition for interpleader.
The Escrow Agent's sole responsibility after such 20-day notice period expires shall be to hold the Deposit and to deliver the same to a designated substitute escrow agent, if any, or in accordance with the directions of a final order or judgment of a court of competent jurisdiction, at which time of delivery the Escrow Agent's obligations hereunder shall cease and terminate.

       17. Severability. If one or more of the provisions hereof shall for any reason be held to be invalid, illegal or unenforceable in any respect under applicable law, such invalidity, illegality or unenforceability shall not affect any other provisions hereof, and this Escrow Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein, and the remaining provisions hereof shall be given full force and effect.

       18. Termination. This Escrow Agreement shall terminate upon the release, in accordance with Section 4, of the Deposit in full; provided,
                                                               --------
however, that in the event all fee, expenses, costs and other amounts
-------
required to be paid to the Escrow Agent hereunder are not fully and finally paid prior to termination, the provisions of Section 10 hereof shall survive the termination hereof and, provided further that the last two sentences of
                            -------- -------
Section 8 hereof and the provisions of Section 9 hereof shall, in any event, survive the termination hereof.

       19. General. The section headings contained in this Escrow Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Escrow Agreement. This Escrow Agreement and any affidavit, certificate, instrument, agreement or other document required to be provided hereunder may be executed in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute but one and the same instrument. Unless the context shall otherwise require, the singular shall include the plural and vice versa, and each pronoun in any gender shall include all other genders. The terms and provisions of this Escrow Agreement constitute the entire agreement among the parties hereto in respect of the subject matter hereof, and neither the Parties nor the Escrow Agent has relied on any representations or agreements of the other, except as specifically set forth in this Escrow Agreement. This Escrow Agreement or any provision hereof may be amended, modified, waived or terminated only by written instrument duly signed by the parties hereto. This Escrow Agreement shall inure to the benefit of, and be binding upon, the parties hereto and their respective heirs, devisees, executors, administrators, personal representatives, successors, trustees, receivers and permitted assigns. This Escrow Agreement is for the sole and exclusive benefit of the Parties and the Escrow Agent, and nothing in this Escrow Agreement, express or implied, is intended to confer or shall be construed as conferring upon any other person any rights, remedies or any other type or types of benefits.

       20. Counterpart Facsimile Execution. For purposes of this Escrow Agreement, a document (or signature page thereto) signed and transmitted by facsimile machine or telecopier is to be treated as an original document.
The signature of any party thereon, for purposes hereof, is to be considered as an original signature, and the document transmitted is to be considered to have the same binding effect as an original signature on an original document. At the request of any party, any facsimile or telecopy document is to be re-executed in original form by the parties who executed the facsimile or telecopy document. No party may raise the use of a facsimile machine or telecopier or the fact that any signature was transmitted through the use of a facsimile or telecopier machine as a defense to the enforcement of this Escrow Agreement or any amendment or other document executed in compliance with this Section 20.

    IN WITNESS WHEREOF, the parties hereto have executed this Escrow Agreement to be effective as of the date first above written.

                                   P.A. NOVELLY, II


                                   ------------------------------------------
                                   Title:  Trustee, NOVELLY EXEMPT TRUST U/I
                                           Dated August 12, 1992


                                   JOHN K. PRUELLAGE


                                   ------------------------------------------
                                   Title:  Trustee, NOVELLY EXEMPT TRUST U/I
                                           Dated August 12, 1992


                                   DOUGLAS D. HOMMERT


                                   ------------------------------------------
                                   Title:  Trustee, THE CAPITAL TRUST U/I
                                           Dated February 4, 1994


                                   WILLIAM LAUBER


                                   ------------------------------------------
                                   Title:  Trustee, THE CAPITAL TRUST U/I
                                           Dated February 4, 1994


                                   PAUL A. NOVELLY


                                   ------------------------------------------
                                   Title:  Trustee, PAUL A. NOVELLY
                                           LIVING TRUST U/I
                                           Dated July 28, 1982, as amended


                                   GOLNOY BARGE COMPANY, INC.


                                   By:
                                       --------------------------------------
                                       Name:  P.A. Novelly, II
                                       Title: Vice President

                                   ROSEMORE, INC.


                                   By:
                                       --------------------------------------
                                       Name:  Edward L. Rosenberg
                                       Title: President and Chief
                                              Executive Officer


                                   UNION PLANTERS BANK, AS ESCROW AGENT


                                   By:
                                       --------------------------------------
                                       Name:
                                       Title:

                                                                   EXHIBIT A

Seller                               Class A Common Shares   Class B Common Shares   Total Shares   Purchase Price
------                               ---------------------   ---------------------   ------------   --------------

P.A. Novelly, II and
John K. Pruellage, as Trustees
of The Novelly Exempt Trust U/I
Dated August 12, 1992                516,600                 182,800                 699,400         $7,343,700.00

William Lauber and
Douglas D. Hommert, as
Trustees of The
Capital Trust U/I
Dated February 4, 1994               142,800                                         142,800          $1,499,400.00

Paul A. Novelly, as
Trustee of the
Paul A. Novelly Living Trust U/I
Dated July 28, 1982, as amended      16,325                                          16,325          $  171,412.50

Golnoy Barge Company, Inc.           32,650                                          32,650          $  342,825.00

         Total:                      708,375                 182,800                 891,175         $9,357,337.50
         ======                      =======                 =======                 =======         =============


                                                                    EXHIBIT B

               FORM OF INSTRUCTION FOR RELEASE OF THE DEPOSIT
               ----------------------------------------------

To:    Union Planters Bank
       8182 Maryland Avenue, First Floor
       Clayton, Missouri  63105
       Attn:  Michael Ross

Sir:

    Reference is made to the Escrow Agreement, dated as of December 17, 2000 among P.A. Novelly, II and John K. Pruellage, as trustees for the Novelly Exempt Trust U/I dated August 12, 1992, Douglas D. Hommert and William Lauber, as trustees for the Capital Trust U/I dated February 4, 1994, Paul A. Novelly, as trustee of the Paul A. Novelly Living Trust U/I dated July 28, 1982, as amended, Golnoy Barge Company, Inc. and Rosemore, Inc. and Union Planters Bank. Capitalized terms used and not otherwise defined in this instruction letter are used with the meanings set forth in the Escrow Agreement. Each of the undersigned confirms to you that the Stock Purchase Closing has occurred, subject only to the transfer of the Escrowed Shares and the Share Purchase Price.


                                   P.A. NOVELLY, II


                                   ------------------------------------------
                                   Title:  Trustee, NOVELLY EXEMPT TRUST U/I
                                           Dated August 12, 1992


                                   JOHN K. PRUELLAGE


                                   ------------------------------------------
                                   Title:  Trustee, NOVELLY EXEMPT TRUST U/I
                                           Dated August 12, 1992

                                   DOUGLAS D. HOMMERT


                                   ------------------------------------------
                                   Title:  Trustee, THE CAPITAL TRUST U/I
                                           Dated February 4, 1994


                                   WILLIAM LAUBER


                                   ------------------------------------------
                                   Title:  Trustee, THE CAPITAL TRUST U/I
                                           Dated February 4, 1994


                                   PAUL A. NOVELLY


                                   ------------------------------------------
                                   Title:  Trustee, PAUL A. NOVELLY
                                           LIVING TRUST U/I
                                           Dated July 28, 1982, as amended


                                   GOLNOY BARGE COMPANY, INC.


                                   ------------------------------------------
                                   Name:   P.A. Novelly, II
                                   Title:  Vice President


                                   ROSEMORE, INC.


                                   ------------------------------------------
                                   Name:   Edward L. Rosenberg
                                   Title:  President and Chief
                                           Executive Officer

                                                                   SCHEDULE I

                         ESCROW AGENT'S FEE SCHEDULE
                         ---------------------------

                                                                  SCHEDULE II

                DISBURSEMENT CONFIRMATION TELEPHONE NUMBERS
                -------------------------------------------

               TELEPHONE NUMBER(S) FOR CALL-BACKS AND PERSON(S)
              DESIGNATED TO CONFIRM DEPOSIT RELEASE INSTRUCTIONS

If to the Sellers:

    Name                                  Telephone Number
    ----                                  ----------------

1.
   ------------------------------------   ------------------------------------
2.
   ------------------------------------   ------------------------------------



If to the Purchaser:

    Name                                  Telephone Number
    ----                                  ----------------

1.
   ------------------------------------   ------------------------------------
2.
   ------------------------------------   ------------------------------------

Telephone call-backs shall be made to both parties if joint instructions are required pursuant to the Escrow Agreement.